November 15, 2024

Richard L. Jackson
Chief Executive Officer
Jackson Acquisition Co II
2655 Northwinds Parkway
Alpharetta, GA 30009

       Re: Jackson Acquisition Co II
           Amendment No.1 to Registration Statement on Form S-1
           Filed November 1, 2024
           File No. 333-282393
Dear Richard L. Jackson:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2024 letter.

Amendment No.1 to Form S-1 filed November 11, 2024
Cover Page

1.     We acknowledge your response to prior comment 1 and partially reissue.
Please
       revise to clearly disclose the extent to which such compensation and securities issuances, including the exercise of the private placement warrants, may result in a
       material dilution of the purchasers    equity interests. See Item
1602(a)(3) of Regulation
       S-K.
 November 15, 2024
Page 2
Conflicts of Interest, page 34

2. We acknowledge your response to prior comment 13. Please expand your disclosure here to discuss all actual or potential material conflict of interest between
       the SPAC sponsor, its affiliates, or promoters; and purchasers in the offering, including conflicts of interest relating to founder shares and private placement units expiring worthless, reimbursement of the sponsor and others for any out-of-pocket expenses and forfeiture of fees in the event you do not complete a de-SPAC transaction within the allotted time. See Item 1602(b)(7) of Regulation S-K.
Risk Factors, page 40

3. We note the risk factor added in response to prior comment 13. Please revise to discuss the risk to public investors if the ownership of the sponsor were to change or if the sponsor were to divest its ownership interest in the company before identifying a business combination.
Risk Factors
If we seek shareholder approval of our initial business combination . . . , page 44

4. Please revise your disclosure here to explain how such purchases would comply with
       Rule 14e-5. While we note your disclosure regarding Tender Offer Rules and
       Schedules Compliance and Disclosure Interpretation 166.01, your disclosure does not seem consistent with all of requisite representations. For example, we note the disclosure here that the purpose of such transactions could be to vote in favor of the business combination. We also note on page 108 the price per share paid in any such transaction may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with your initial business combination. Please clarify that any purchases will not be made at a price higher than the price offered through the SPAC redemption process. For guidance, refer to Tender
       Offer Rules and Schedules Compliance and Disclosure Interpretation
166.01.
Dilution, page 85

5. We note the revisions made in response to prior comment 18. Please revise to describe each material potential source of future dilution following the registered offering by the special purpose acquisition company, including shares that may be issued in connection with the closing of your initial business combination. See
Item 1602(c) of
       Regulation S-K.
Related Party Transactions, page 93

6. We acknowledge your response to prior comment 19 and reissue the comment. Please reconcile the disclosure in this section and in the agreement filed as
Exhibit 1.2
       regarding the fee to be paid to Roth of    a fee equal to the product of
4.0% and the
       amount in the trust account up to $100 million upon the consummation of our initial
       business combination    with the disclosure elsewhere that references
this fee as a $8
       million fee. The product of 4% and $100 million is $4 million, not $8 million.
 November 15, 2024
Page 3
Conflicts of Interest, page 121

7. We acknowledge your response to prior comment 21. Please expand your disclosure here to discuss any actual or potential material conflicts of interest relating
       to compensation, repayment of loans, and reimbursements of expenses that will be paid to your sponsor, officers, or directors. Your disclosure should include conflicts between your sponsor or its affiliates, or your officers, directors or promoters on one hand, and your unaffiliated security holders on the other. See Item 1603(b) of
       Regulation S-K.
Management
Officer and Director Compensation, page 126

8. We acknowledge your response to prior comment 22. Please revise to disclose the amount of founder shares the independent directors will receive for their services as director. See Item 402 of Regulation S-K.
Transfers of Founder Shares and Private Placement Units, page 135

9.     We note your response to prior comment 23 and we reissue the comment.
Please
       revise disclose those circumstances when the members of the sponsor may transfer their membership interests. See Item 1603(a)(6) of Regulation S-K.
Exhibits

10.    Please revise Exhibit 10.3 for consistency with the NYSE Listing Rules.
More
       specifically, we note that the form trust account termination letter attached as Exhibit
       A to Exhibit 10.3, the Investment Management Trust Agreement, states that "[o]n the
       Consummation Date (i) counsel for the Company shall deliver to you written
       notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds. . . ." However, Section 102.06 of the NYSE Listed Company Manual
       states that "at least 90% of the proceeds ... will be held in a trust account controlled by an independent custodian until consummation of a business combination." It is unclear how the release of funds earlier than
       consummation could comport with this listing standard. Please revise your disclosure or tell us how this provision complies with Section
102.06.
 November 15, 2024
Page 4

        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Michael K. Bradshaw, Jr., Esq.